Exhibit 99.1

SUBSCRIPTION RECEIPT AGREEMENT

NOUVEAU MONDE GRAPHITE INC.

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BMO NESBITT BURNS INC.

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NATIONAL BANK FINANCIAL INC.

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TSX TRUST COMPANY

Providing for the Issue of Subscription Receipts
of Nouveau Monde Graphite Inc.

Made as of April 16, 2026

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TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Headings	7
1.3	References	7
1.4	Certain Rules of Interpretation	7
1.5	Day Not a Business Day	7
1.6	Applicable Law	8
1.7	Conflict	8
1.8	Currency	8
1.9	Severability	8
1.10	Schedules	8
1.11	Actions by the Underwriters	8

ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS		8

2.1	Payment Acknowledgement	8
2.2	Terms and Issue of Subscription Receipts	9
2.3	Terms of Subscription Receipts	10
2.4	Fractional Subscription Receipts	10
2.5	Register for Subscription Receipts	11
2.6	Registers Open for Inspection	11
2.7	Receiptholder not a Shareholder	11
2.8	Subscription Receipts to Rank Pari Passu	11
2.9	Signing of Subscription Receipt Certificates	11
2.10	Authentication by the Subscription Receipt Agent	12
2.11	Issue in Substitution for Subscription Receipt Certificates Lost, etc.	12
2.12	Exchange of Subscription Receipt Certificates	13
2.13	Charges for Exchange	13
2.14	Transfer and Ownership of Subscription Receipts	13
2.15	Global Subscription Receipt	15
2.16	Listing of Subscription Receipts	16
2.17	Right of Rescission	16
2.18	Cancellation of Surrendered Subscription Receipt Certificates	17

ARTICLE 3 SATISFACTION OF ISSUANCE RIGHT OR TERMINATION PAYMENT RIGHT		17

3.1	Escrow Release Notice and Direction	17
3.2	Issue and Delivery of Common Shares	18
3.3	Payment on Termination	19
3.4	Payment of Escrowed Underwriting Fee	19

ARTICLE 4 INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST		20

4.1	Investment of Proceeds	20
4.2	Segregation of Proceeds	21
4.3	Tax Reporting	21

ARTICLE 5 ADJUSTMENTS		21

5.1	Adjustments	21
5.2	No Adjustment	23
5.3	Determination by Corporation’s Auditors	24
5.4	Proceedings Prior to any Action Requiring Adjustment	24
5.5	Certificate of Adjustment	24
5.6	Protection of Subscription Receipt Agent	24

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Article 6 RIGHTS AND COVENANTS OF THE CORPORATION		25

6.1	Optional Purchases by the Corporation	25
6.2	General Covenants	25
6.3	Subscription Receipt Agent's Remuneration, Expenses and Indemnification	26
6.4	Performance of Covenants by Subscription Receipt Agent	26
6.5	Accounting	26
6.6	Regulatory Matters	27
6.7	Indemnity of Underwriters	27
6.8	Enforcement of Subscription Receipts	27
6.9	Status in the United States	27
6.10	Successor Entities	27

Article 7 ENFORCEMENT		28

7.1	Suits by Receiptholders	28
7.2	Immunity of Shareholders, etc.	28
7.3	Personal Liability	28

Article 8 MEETINGS OF RECEIPTHOLDERS		28

8.1	Right to Convene Meetings	28
8.2	Notice	28
8.3	Chairperson	29
8.4	Quorum	29
8.5	Power to Adjourn	29
8.6	Show of Hands	29
8.7	Poll and Voting	30
8.8	Regulations	30
8.9	Corporation and Subscription Receipt Agent may be Represented	31
8.10	Powers Exercisable by Extraordinary Resolution	31
8.11	Meaning of Extraordinary Resolution	32
8.12	Powers Cumulative	33
8.13	Minutes	33
8.14	Instruments in Writing	33
8.15	Binding Effect of Resolutions	33
8.16	Holdings by Corporation Disregarded	33

Article 9 SUPPLEMENTAL AGREEMENTS		34

9.1	Provision for Supplemental Agreements for Certain Purposes	34

Article 10 CONCERNING THE SUBSCRIPTION RECEIPT AGENT		34

10.1	Rights and Duties of Subscription Receipt Agent	34
10.2	Evidence, Experts and Advisers	35
10.3	Documents, Monies, etc. Held by Subscription Receipt Agent	36
10.4	Actions by Subscription Receipt Agent to Protect Interest	37
10.5	Third Party Interests	37
10.6	Subscription Receipt Agent not Required to Give Security	37
10.7	Protection of Subscription Receipt Agent	37
10.8	Replacement of Subscription Receipt Agent; Successor by Merger	40
10.9	Conflict of Interest	41
10.10	Acceptance of Appointment	41
10.11	Subscription Receipt Agent Not to be Appointed Receiver	41
10.12	Subscription Receipt Agent Not Required to Give Notice of Default	41
10.13	Anti-Money Laundering	41
10.14	Privacy Laws	42

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Article 11 GENERAL		43

11.1	Notice to the Corporation, Subscription Receipt Agent and the Bookrunners	43
11.2	Notice to Receiptholders	44
11.3	Ownership and Transfer of Subscription Receipts	45
11.4	Evidence of Ownership	45
11.5	Satisfaction, Discharge and Termination of Agreement	45
11.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	46
11.7	Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided	46
11.8	Effect of Execution	46
11.9	Time of Essence	46
11.10	Termination	46
11.11	Force Majeure	47
11.12	Counterparts/Electronic Signatures	47
11.13	Language	47
11.14	Amendment	47
11.15	Severability	47
11.16	Assignment, Successors and Assigns	47

THIS SUBSCRIPTION RECEIPT AGREEMENT is made as of the 16th day of April 2026

AMONG:	NOUVEAU MONDE GRAPHITE INC., a corporation existing under the laws of Canada (the "Corporation")

AND:	BMO NESBITT BURNS INC. and NATIONAL BANK FINANCIAL INC. (collectively, the "Bookrunners") each on their own behalf and, collectively, on behalf of the Underwriters

AND:	TSX TRUST COMPANY, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the "Subscription Receipt Agent")

WHEREAS the Corporation is proposing to issue and sell Subscription Receipts, each Subscription Receipt representing the right to receive one Common Share in certain circumstances described herein;

AND WHEREAS the Corporation is duly authorized to create, authorize, issue and sell the Subscription Receipts to be issued as herein provided;

AND WHEREAS the Corporation and the Bookrunners, on behalf of the Underwriters, have agreed that:

(a)	the Proceeds are to be delivered to and held by the Subscription Receipt Agent and the Escrowed Funds are to be held by the Subscription Receipt Agent as subscription receipt agent and bailee on behalf of the holders of Subscription Receipts, and invested in the manner set forth herein;

(b)	if the Escrow Release Conditions are satisfied prior to the Termination Date: (i) the Escrowed Funds (less the Escrowed Underwriters' Fee) shall be released to or as directed by the Corporation; (ii) each holder of Subscription Receipts shall be entitled to receive, in the manner described herein, without payment of any additional consideration or further action on the part of the holder thereof, one fully paid and non-assessable Common Share; and (iii) the Escrowed Underwriters' Fee will be released to the Underwriters; and

(c)	if a Termination Event occurs, the subscription for underlying Common Shares represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder of Subscription Receipts shall, in accordance with the terms contained herein, be entitled to receive from the Subscription Receipt Agent, commencing on the third Business Day following the Termination Date, an amount equal to (i) the Issue Price in respect of each such holder's Subscription Receipts, and (ii) such holder's pro rata share of the Earned Interest, net of applicable withholding taxes;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when Authenticated by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

WHEREAS the foregoing recitals are by the Corporation and the Bookrunners, on behalf of the Underwriters, as the context provides, and not by the Subscription Receipt Agent;

WHEREAS certain subscribers may settle their subscription for Subscription Receipts directly with the Subscription Receipt Agent rather than through a register dealer, and the Subscription Receipts issued to such subscribers will be evidenced by DRS Advice issued by the Subscription Receipt Agent and will be subject to the terms of this Subscription Receipt Agreement;

AND WHEREAS the Subscription Receipt Agent has agreed to act as registrar and transfer agent for the Subscription Receipts, and as escrow agent to receive the Escrowed Funds, in accordance with the terms and conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

Article 1
Interpretation

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"Affiliate" and "subsidiary" have the respective meanings ascribed to them under National Instrument 45-106 – Prospectus Exemptions, as amended or replaced from time to time;

(b)	"Agreement" means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

(c)	"Approved Bank" has the meaning ascribed thereto in Section 4.1;

(d)	"Authenticate" means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation or on which the manual or electronic signature of the Corporation has been printed, lithographed or otherwise electronically or mechanically reproduced and countersigned by the Subscription Receipt Agent, (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt as required by Article 2 are entered in the register of holders of Subscription Receipts, and "Authenticated", "Authenticating" and "Authentication" have the appropriate correlative meanings;

(e)	"Base Shelf Prospectus" means the short form base shelf prospectus of the Corporation dated December 5, 2025 (in both the English and French languages unless the context indicates otherwise), including any information and document incorporated by reference therein;

(f)	"Board" means the board of directors of the Corporation;

(g)	"Book-Based System" means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(h)	“BMO” means BMO Nesbitt Burns Inc.;

(i)	"Bookrunners" has the meaning ascribed thereto in the recitals to this Agreement;

(j)	"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Montréal, Québec, and in the City of Toronto, Ontario, for the transaction of banking business;

(k)	“Canadian Prospectus” means, together, the Base Shelf Prospectus and the Canadian Prospectus Supplement, including all documents incorporated therein by reference;

(l)	"Canadian Prospectus Supplement" means the prospectus supplement of the Corporation dated April 13, 2026 (in both the English and French languages unless the context otherwise requires), qualifying the distribution of the Subscription Receipts under applicable securities laws in each of the provinces of Canada;

(m)	"Capital Reorganization" has the meaning ascribed thereto in Subsection 5.1(b);

(n)	"CDS" means CDS Clearing and Depository Services Inc.;

(o)	"Chairperson" has the meaning ascribed thereto in Section 8.3;

(p)	"Closing Date" means the date hereof;

(q)	"Common Share Reorganization" has the meaning ascribed thereto in Subsection 5.1(a);

(r)	"Common Shares" means the common shares in the capital of the Corporation;

(s)	"Concurrent Private Placement" means the offering of Common Shares to the Investors on a non-brokered private placement basis, the closing of which is subject to the customary conditions provided in the Subscription Agreements, including the closing of the Offering and the Shareholder Approvals;

(t)	"Corporation" has the meaning ascribed thereto in the recitals to this Agreement;

(u)	"Counsel" means a barrister or solicitor, or a firm of barristers or solicitors, who may be counsel for the Corporation;

(v)	"Designated Office" means the principal office of the Subscription Receipt Agent from time to time in the city of Montréal or the city of Toronto;

(w)	“DRS” means, in respect of the Subscription Receipts, the direct registration system maintained by the Subscription Receipt Agent;

(x)	“DRS Advice” means the notification produced by the DRS system evidencing ownership of the Subscription Receipts;

(y)	"Earned Interest" means the interest actually earned on the investment of the Proceeds in accordance with Section 4.1 of this Agreement from, and including, the Closing Date, but excluding, the earlier of (i) the Termination Date, and (ii) the date on which the Escrow Release Conditions are satisfied without the prior occurrence of a Termination Event;

(z)	"Escrow Account" has the meaning ascribed thereto in Subsection 2.1(a);

(aa)	"Escrow Release Conditions" means (i) the Corporation having obtained the Shareholder Approvals, (ii) the Corporation and the Investors having completed the Concurrent Private Placement in accordance with the terms of the Subscription Agreements, (iii) the Corporation having obtained all regulatory and other approvals required in respect of the Offering and the issuance of the underlying Common Shares upon the conversion of the Subscription Receipts, and (iv) the Corporation having delivered the Escrow Release Notice and Direction to the Subscription Receipt Agent and Bookrunners confirming that the conditions in (i), (ii) and (iii) above have been satisfied.

(bb)	"Escrow Release Notice and Direction" means the notice to be provided by the Corporation to the Subscription Receipt Agent and the Bookrunners, on behalf of the Underwriters, pursuant to Section 3.1, substantially in the form set forth in Schedule "A" hereto, certifying that the Escrow Release Conditions have been satisfied without the prior occurrence of a Termination Event;

(cc)	"Escrowed Funds" means the Proceeds and all Earned Interest thereon;

(dd)	"Escrowed Underwriters' Fee" means an amount equal to 50% of the Underwriters’ Fee payable to the Underwriters in respect of the Subscription Receipts;

(ee)	"Extraordinary Resolution" has the meaning ascribed thereto in Subsection 8.11(a);

(ff)	"Global Subscription Receipt" means a Subscription Receipt Certificate or Uncertificated Subscription Receipt that is issued to and registered in the name of CDS or its nominee pursuant to Section 2.15;

(gg)	"holders of Subscription Receipts" or "Receiptholders" means the Persons who are the registered owners from time to time of Subscription Receipts;

(hh)	"including" and "includes" means "including without limitation" and "includes without limitation", respectively;

(ii)	"Indemnified Parties" has the meaning ascribed thereto in Subsection 6.3(b);

(jj)	"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership), the Subscription Receipt Agent's internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent;

(kk)	"Investors" means, collectively, (i) Investissement Québec (ii) Canada Growth Fund and (iii) ENI S.p.A, and each, an "Investor";

(ll)	"Issue Price" means US$1.84 per Subscription Receipt;

(mm)	“NYSE” means the New York Stock Exchange;

(nn)	"Offering" means the distribution of up to 52,440,000 Subscription Receipts by the Corporation pursuant to the Prospectus (comprising of 45,600,000 Subscription Receipts on a "bought-deal basis" and up to 6,840,000 Subscription Receipts issued pursuant to the Over-Allotment Option);

(oo)	"Original Purchaser" has the meaning ascribed thereto in Subsection 2.17(a);

(pp)	"Over-Allotment Option" has the meaning ascribed thereto in the Underwriting Agreement;

(qq)	"Over-Allotment Option Closing Time" has the meaning ascribed thereto in the Underwriting Agreement, which, if the Over-Allotment Option is exercised, shall be no later than the earlier of (i) the 30th day following the Closing Date and (ii) the Termination Date;

(rr)	"Person" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(ss)	"Proceeds" means the Issue Price multiplied by the total number of Subscription Receipts issued, less 50% of the Underwriters' Fee payable as at the Closing Time and as at the Over-Allotment Option Closing Time;

(tt)	“Prospectus” means the Canadian Prospectus and the U.S. Prospectus;

(uu)	“Prospectus Supplement” means the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(vv)	"Receiptholders' Request" means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than 25% of the underlying Common Shares which could be acquired pursuant to all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(ww)	“Registration Statement” means, collectively, the registration statement of the Corporation on Form F-10 (File No. 333-291778), initially filed with the SEC on November 25, 2025 and amended on December 8, 2025, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement or free writing prospectus relating to the Subscription Receipts that is filed with the SEC and deemed part of such registration statement;

(xx)	“SEC” means the United States Securities and Exchange Commission;

(yy)	"Shareholder Approvals" has the meaning ascribed thereto in the Underwriting Agreement;

(zz)	"Shareholders" means the registered holders from time to time of Common Shares;

(aaa)	"Subscription Agreements" means, collectively, the subscription agreements entered into between the Corporation and each of the Investors in connection with the Concurrent Private Placement;

(bbb)	"Subscription Receipt Agent" has the meaning ascribed thereto in the recitals to this Agreement;

(ccc)	"Subscription Receipt Certificate" means a certificate evidencing Subscription Receipts substantially in the form attached as Schedule "B" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement as the Corporation may deem necessary or desirable;

(ddd)	"Subscription Receipts" means the subscription receipts issued and Authenticated hereunder and from time to time outstanding (including any Subscription Receipts issued pursuant to the Over-Allotment Option, as applicable), each Subscription Receipt evidencing the rights of holders of Subscription Receipts, and obligations of the Corporation, as set out in this Agreement;

(eee)	“Successor Entity” has the meaning ascribed thereto in Section 6.10;

(fff)	"Termination Date" means the date on which the earliest Termination Event occurs;

(ggg)	"Termination Event" means: (i) the Escrow Release Notice and Direction is not delivered on or prior to the Termination Time (unless extended by the Corporation with the prior written consent of the Bookrunners), (ii) one or more of the Subscription Agreements has been terminated on or before the Termination Date, or (iii) the Corporation advises the Bookrunners and the Subscription Receipt Agent or announces to the public that it does not intend to proceed with obtaining the Shareholder Approvals or completing the Concurrent Private Placement;

(hhh)	“Termination Time” means on or prior to 11:59 p.m. (Eastern time) on July 31, 2026;

(iii)	"TSX" means the Toronto Stock Exchange;

(jjj)	"Uncertificated Subscription Receipts" means Subscription Receipts which are not Certificated Subscription Receipts and include Subscription Receipts evidenced by a DRS Advice or that are issued by electronic delivery to CDS, or its nominee, for the purpose of being held by or on behalf of CDS;

(kkk)	"Underwriters" means, collectively, the Bookrunners, ATB Capital Markets Corp., H.C. Wainwright & Co., LLC, Maxim Group LLC and Roth Canada, Inc.;

(lll)	"Underwriters’ Fee" has the meaning ascribed thereto in the Prospectus;

(mmm)	"Underwriting Agreement" means the underwriting agreement dated April 13, 2026 between the Corporation and the Underwriters in respect of the Offering;

(nnn)	“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(ooo)	“U.S. Base Shelf Prospectus” means the Base Shelf Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, contained in the Registration Statement;

(ppp)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(qqq)	“U.S. Prospectus” means collectively, the U.S. Base Shelf Prospectus, including all documents incorporated therein by reference, the U.S. Prospectus Supplement, including all documents incorporated therein by reference, and all free writing prospectuses (as defined in Rule 405 of the U.S. Securities Act of 1933, as amended) to the U.S. Base Shelf Prospectus;

(rrr)	“U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, to the U.S. Base Shelf Prospectus;

(sss)	"written request of the Corporation" and "certificate of the Corporation" mean, respectively, a written request and certificate signed in the name of the Corporation and may consist of one or more instruments so executed.

1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles, Sections and Subsections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement:

(a)	references to Articles, Sections, Subsections and Schedules are to Articles, Sections, Subsections and Schedules in this Agreement; and

(b)	"hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement, the singular includes the plural and vice versa, and references to any gender shall include references to all genders.

1.5	Day Not a Business Day

In the event that any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given at, on or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Agreement, the Subscription Receipts, the Subscription Receipt Certificates and the DRS Advices (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of Québec and the courts of the Province of Québec located in the district of the City of Montréal will have jurisdiction to entertain any action arising under this Agreement. Each of the parties hereto hereby submits to the nonexclusive jurisdiction of the courts of the Province of Québec located in the district of the City of Montréal.

1.7	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate or DRS Advice issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8	Currency

All dollar amounts expressed as "$" or "US$" in this Agreement and in the Subscription Receipts are in lawful money of the United States of America, except as otherwise noted, and all payments required to be made hereunder or thereunder shall be made in United States dollars.

1.9	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.10	Schedules

The following Schedules attached to this Agreement form an integral part of this Agreement:

Schedule "A" Form of Escrow Release Notice and Direction
Schedule "B" Form of Subscription Receipt Certificate
Schedule "C" List of Approved Banks

Schedule "D" Form of Transfer

1.11	Actions by the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement shall be taken by the Bookrunners, on their behalf and on behalf of the Underwriters. The Bookrunners shall consult with the Underwriters as necessary prior to taking any action on their behalf.

Article 2
ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Payment Acknowledgement

(a)	The Subscription Receipt Agent shall, upon receipt of the applicable funds, in writing, promptly acknowledge receipt from BMO, on behalf of the Underwriters, of a wire transfer of funds in the aggregate amount of US$93,525,390 and shall confirm that such funds have been deposited in a segregated account for the benefit of the holders of Subscription Receipts designated as "TSX Trust Company as Subscription Receipt Agent for Nouveau Monde Graphite Inc. - Subscription Receipts" or as otherwise directed by the Corporation in writing (the "Escrow Account") pending satisfaction of the Escrow Release Conditions, and the Subscription Receipt Agent will retain and invest such amount solely as agent and bailee on behalf of the holders of Subscription Receipts in accordance with the terms of this Agreement, pending payment of such amount in accordance with the terms of this Agreement.

(b)	The Corporation hereby:

(i)	acknowledges that the amount received by the Subscription Receipt Agent pursuant to Subsection 2.1(a) represents payment in full by the Underwriters of the aggregate Issue Price for 52,440,000 Subscription Receipts, net of 50% of the Underwriters' Fee payable on the Closing Date; and

(ii)	further acknowledges and confirms that it has and will have no interest in the Escrowed Funds or in the Earned Interest credited or received thereon until the Escrow Release Conditions are satisfied prior to the occurrence of a Termination Event.

(c)	The Bookrunners, for and on behalf of the holders of Subscription Receipts, hereby irrevocably direct the Subscription Receipt Agent to retain the amount specified in Subsection 2.1(a) in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.

(d)	On behalf of the Underwriters, the Bookrunners acknowledge receipt of one or more Global Subscription Receipts representing 52,140,000 Subscription Receipts registered in the name of CDS (or its nominee).

2.2	Terms and Issue of Subscription Receipts

(a)	Each Subscription Receipt shall evidence the right of the holder thereof (A) (i) if the Escrow Release Conditions are satisfied without the prior occurrence of a Termination Event, to receive, without payment of any additional consideration or further action on the part of the holder thereof, one fully paid and non-assessable Common Share; or (ii) if a Termination Event occurs, to receive an amount equal to the Issue Price in respect of such holder's Subscription Receipts and such holder's pro rata share of the Earned Interest, less applicable withholding taxes, all in the manner and on the terms and conditions set out in this Agreement, and (B) the holder’s ownership interest in the Escrowed Funds in accordance with the terms of this Agreement.

(b)	A maximum of 52,440,000 Subscription Receipts are hereby created and authorized to be issued by the Corporation at a price equal to the Issue Price.

(c)	Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement), if any, shall be substantially in the form attached hereto as Schedule "B", shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent, prescribe and such legends as the Corporation may prescribe to comply with applicable law, and shall be issuable in any whole number denominations.

(d)	The Subscription Receipt Agent is hereby directed, immediately following the execution and delivery of this Agreement, to Authenticate, issue and deliver to the Bookrunners, on behalf of the Underwriters, one or more definitive Subscription Receipt Certificates or Uncertificated Subscription Receipts, as directed by the Corporation, issued to and registered in the name of such Bookrunners and representing an aggregate of 52,140,000 Subscription Receipts.

(e)	In the event of the closing of the Over-Allotment Option, in whole or in part, prior to the Termination Time, the Underwriters shall transfer to the Subscription Receipt Agent an amount equal to the number of Subscription Receipts acquired by the Underwriters upon such exercise of the Over-Allotment Option multiplied by the Issue Price, which amount will be deposited in the segregated account contemplated by Subsection 2.1(a) and be dealt with in accordance with the terms of this Agreement. The Corporation shall (i) direct the Subscription Receipt Agent to release to the Underwriters one-half of the Underwriters' Fee payable by the Corporation as a result of the exercise of the Over-Allotment Option immediately upon receipt of such amount and (ii) issue and shall direct the Subscription Receipt Agent, against payment of such amount, to certify and deliver to CDS or its nominee, for the benefit of the Underwriters, one or more definitive Subscription Receipt Certificates or Uncertificated Subscription Receipts, as directed by the Corporation, representing the number of Subscription Receipts acquired by the Underwriters upon the exercise of the Over-Allotment Option.

(f)	For greater certainty, the Subscription Receipt Agent shall expressly not be a trustee of the holders of Subscription Receipts and the terms of this Agreement shall not create or be construed as a trust for the benefit of the holders of Subscription Receipts and, except as and subject to the terms provided herein, the Escrowed Funds shall be the property of the holders of Subscription Receipts, and shall not form part of the property, estate, assets, undertaking, or effects of the Subscription Receipt Agent or the Corporation.

(g)	Notwithstanding anything to the contrary herein, the Corporation may permit certain subscribers to settle their subscription for Subscription Receipts directly with the Subscription Receipt Agent rather than through a registered dealer. In such circumstances, upon receipt by the Subscription Receipt Agent of the applicable subscription funds and all required subscription documentation, the Corporation shall promptly provide written instructions to the Subscription Receipt Agent to issue the corresponding number of Subscription Receipts to such subscribers. Upon receipt of such written instructions, the Subscription Receipt Agent shall issue the applicable Subscription Receipts in the name of each such subscriber by way of DRS Advice, which shall constitute conclusive evidence of ownership of the Subscription Receipts for all purposes of this Agreement. All Subscription Receipts issued pursuant to this Section 2.2(g) shall be fully subject to, and governed by, the terms and conditions of this Agreement as if issued through a registered dealer.

2.3	Terms of Subscription Receipts

Each Subscription Receipt shall evidence the right of the holder thereof to receive the securities and/or the amounts specified in Section 3.2 and Section 3.3 hereof, as applicable.

2.4	Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.5	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar and transfer agent of the Subscription Receipts, and the Corporation shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a register in which shall be entered the names and addresses of holders of Subscription Receipts and the number of Subscription Receipts held by each such holder and any other particulars prescribed by law or as the Subscription Receipt Agent may elect to record of the Subscription Receipts held by them. The Corporation shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, in which all transfers of Subscription Receipts and the date and other particulars of each transfer shall be entered. The Corporation may also cause to be kept by the Subscription Receipt Agent, with its prior consent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.6	Registers Open for Inspection

The registers hereinbefore referred to shall be open for inspection by the Corporation or any Receiptholder at all reasonable times during regular business hours of the Subscription Receipt Agent on a Business Day and upon payment to the Subscription Receipt Agent of its reasonable fees. The Subscription Receipt Agent shall, from time to time when requested to do so by the Corporation and upon payment of its fees and expenses, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such Receiptholder in order to calculate the number of Common Shares which might be acquired pursuant to the terms of such Subscription Receipts.

2.7	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest or direct or indirect entitlement whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive dividends or other distributions, if any, or any continuous disclosure materials of the Corporation. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein. Receiptholders are only entitled to convert the rights and receive the amounts expressly provided for in the applicable Subscription Receipt Certificate or DRS Advice and this Agreement on the terms and conditions set forth in this Agreement.

2.8	Subscription Receipts to Rank Pari Passu

All Subscription Receipts shall rank pari passu, whatever may be the actual date of issue of same.

2.9	Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by an officer or director of the Corporation on behalf of the Corporation. The signature of such officer or director may be printed or otherwise mechanically reproduced electronically and Subscription Receipt Certificates bearing such electronic signature shall, subject to Section 2.10, be binding upon the Corporation as if they had been manually signed by such officer or director. Notwithstanding that the person whose manual or electronic signature appears on any Subscription Receipt Certificate as such officer or director may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of Authentication or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.10, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.10	Authentication by the Subscription Receipt Agent

(a)	The Subscription Receipt Agent shall Authenticate Subscription Receipt Certificates or Uncertificated Subscription Receipts to be issued by the Corporation upon the written direction of the Corporation. No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit of this Agreement until it has been Authenticated by or on behalf of the Subscription Receipt Agent, and such Authentication by the Subscription Receipt Agent on any Subscription Receipt Certificate or with respect to any Uncertificated Subscription Receipt shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate or Uncertificated Subscription Receipt has been duly Authenticated hereunder and is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Agreement.

(b)	The Authentication by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates or Uncertificated Subscription Receipts issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates or Uncertificated Subscription Receipts (except the Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or Uncertificated Subscription Receipts or any of them or of the consideration therefor. The Authentication by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Corporation that the said Subscription Receipt Certificates so Authenticated have been duly issued hereunder and that the Receiptholder is entitled to the benefits of this Agreement.

2.11	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)	In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with Subsection 2.11(b), shall issue and thereupon the Subscription Receipt Agent shall Authenticate and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends, as applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Corporation and the Subscription Receipt Agent and the Subscription Receipts evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b)	The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.11 shall bear the cost of the issue thereof and in case of mutilation, loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the mutilation, loss, destruction or theft of the Subscription Receipt Certificate so mutilated, lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond or security in amount and form satisfactory to the Corporation and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.12	Exchange of Subscription Receipt Certificates

(a)	Subscription Receipt Certificates may, at any time prior to the close of business on the date on which the underlying Common Shares are issued or deemed to be issued, upon compliance with the reasonable requirements of the Subscription Receipt Agent (including compliance with applicable securities legislation), be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged, and bearing the same legend, if applicable, as represented by the Subscription Receipt Certificate so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office during regular business hours of the Subscription Receipt Agent on a Business Day.

(c)	Any Subscription Receipt Certificate tendered for exchange shall be cancelled by the Subscription Receipt Agent.

2.13	Charges for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange of its Subscription Receipt Certificate(s) a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.14	Transfer and Ownership of Subscription Receipts

(a)	Subject to Subsection 2.14(d), there are no restrictions on the transfer of the Subscription Receipts. However, the Subscription Receipts may only be transferred on the register kept at the Designated Office by the holder or their legal representatives or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent only upon: (i) (A) in the case of a Subscription Receipt Certificate or DRS Advice, surrendering to the Subscription Receipt Agent at the Designated Office the Subscription Receipt Certificates or DRS Advices representing the Subscription Receipts to be transferred together with a duly executed form of transfer appended hereto as Schedule "D"; or (B) in the case of Uncertificated Subscription Receipts issued to CDS or its nominee, in accordance with procedures prescribed by CDS under the Book-Based System, and (ii) upon compliance with: (A) the conditions herein, (B) such reasonable requirements as the Subscription Receipt Agent may prescribe; and (C) all applicable securities laws and the requirements of any applicable securities regulatory authorities and stock exchanges.

(b)	Upon compliance with Section 2.14(a), the Corporation shall issue and thereupon the Subscription Receipt Agent shall Authenticate and deliver, in accordance with its Internal Procedures, a new Subscription Receipt Certificate or DRS Advice, as the case may be, and in the case of Uncertificated Subscription Receipts issued to CDS or its nominee, the Subscription Receipt Agent will confirm the electronic deposit in accordance with procedures prescribed by CDS in the Book-Based System, in each case of like tenor in the name of the designated transferee. Any transfer of a Subscription Receipt Certificate or DRS Advice shall be duly noted in the transfer register maintained by the Subscription Receipt Agent in accordance with Section 2.5. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) or DRS Advice so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate or DRS Advice registered in his name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

(i)	payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate or Uncertificated Subscription Receipt issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer;

(ii)	compliance with all requirements of any legends affixed to a Subscription Receipt Certificate; and

(iii)	such reasonable requirements as the Subscription Receipt Agent may prescribe;

and all such transfers shall be duly noted in such register by the Subscription Receipt Agent. Transfers within the systems of CDS are not the responsibility of the Subscription Receipt Agent and will not be noted on the registers maintained by the Subscription Receipt Agent.

(c)	The Corporation and the Subscription Receipt Agent shall deem and treat the registered owner of any Subscription Receipts as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(d)	The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (Montréal time) at the Designated Office, on the earlier to occur of the date on which the underlying Common Shares are issued or deemed to be issued and the Termination Date (subject to settlement). Trades settling after the date on which the underlying Common Shares are issued or deemed to be issued will be completed by the delivery of underlying Common Shares and trades settled after the Termination Date will be completed by the delivery of the payment set out in Section 3.3 hereof.

(e)	The Subscription Receipt Agent shall promptly advise the Corporation of any requested transfer of Subscription Receipts on the register of Receiptholders. The Corporation shall be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in Section 2.5, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction, including, for greater certainty, the TSX, or would be contrary to the terms of this Agreement or may recognize the transfer upon receipt of evidence of compliance with applicable securities laws in form and substance satisfactory to it.

(f)	Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either the issue and delivery of Common Shares, or the payment of the Issue Price in respect of each such holder's Subscription Receipts and the holder's pro rata share of the Earned Interest, less applicable withholding taxes, as provided in Section 3.3, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts, and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

(g)	Without limitation, signatures of Receiptholders on security transfer forms delivered to the Subscription Receipt Agent pursuant to this Section 2.14 must be guaranteed by an authorized officer of a Canadian chartered bank listed in Schedule I of the Bank Act (Canada) or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

2.15	Global Subscription Receipt

(a)	The Subscription Receipts may be issued in the form of one or more Global Subscription Receipts, which will be registered in the name of and deposited with CDS or its nominee and held by, or on behalf of, CDS, as depositary of the Subscription Receipts for the participants of CDS, and any Global Subscription Receipts represented by Subscription Receipt Certificates shall bear the CDS legend included on the form of Subscription Receipt Certificate appended hereto as Schedule "B".

(b)	Registration of ownership and transfers of Subscription Receipts represented by Global Subscription Receipts may be effected only through the Book- Based System.

(c)	Unless the Book-Based System is terminated by the Corporation at its option or is required to be terminated by applicable law or ceases to exist or CDS resigns or is removed from its responsibility as depository, and the Corporation is unable or does not wish to locate a qualified successor, owners of the beneficial interests in the Subscription Receipts represented by Global Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates or DRS Advices in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement. Beneficial interests in the Global Subscription Receipts will be represented only through the Book-Based System. Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS' rules and procedures. Neither the Corporation, nor the Underwriters, nor the Subscription Receipt Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies.

(d)	Subject to Section 2.15(a) above and Section 2.15(g) below, a Subscription Receipt Certificate that is not a Global Subscription Receipt may be surrendered at CDS for cancellation by the Subscription Receipt Agent and the registration of new beneficial interest in such Subscription Receipts may be represented by a Global Subscription Receipt, which shall be increased by the number of Subscription Receipts surrendered.

(e)	All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are represented by Global Subscription Receipts held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by Receiptholders acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a Receiptholder whose Subscription Receipts are represented by Global Subscription Receipts held through CDS shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and the CDS participants upon instructions from the CDS participants. Each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(f)	For so long as Subscription Receipts represented by Global Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders, the Subscription Receipt Agent will give such notices and communications to CDS.

(g)	If CDS resigns or is removed from its responsibility as depository and the Corporation is unable or does not wish to locate a qualified successor, CDS shall provide the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the name(s) and in the amount(s) specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall Authenticate and deliver the aggregate number of Subscription Receipts then outstanding in the form of one or more definitive Subscription Receipt Certificates or DRS Advices representing such Subscription Receipts. If issued pursuant to the Book-Based System, CDS shall surrender the Global Subscription Receipt certificate(s) to the Subscription Receipt Agent.

(h)	All Subscription Receipts issued electronically to CDS in uncertificated form through the uncertificated inventory system of CDS will be evidenced by a book position on the register of holders to be maintained by the Subscription Receipt Agent in accordance with Section 2.5.

2.16	Listing of Subscription Receipts

The Corporation confirms that it will apply to list the Subscription Receipts and the underlying Common Shares on the TSX and will also apply to list the Common Shares underlying the Subscription Receipts on the NYSE. Such listings will be subject only to the Corporation complying with the usual conditions imposed by the TSX and NYSE with respect thereto.

2.17	Right of Rescission

(a)	Subject to Section 2.17(b), if the Prospectus, together with any amendment thereto, contains a misrepresentation (as such term is defined in the Securities Act (Québec)) and it was a misrepresentation on the Closing Date, or if the Prospectus was not delivered or was not made accessible in accordance with applicable securities laws to an original purchaser of the Subscription Receipts (the "Original Purchaser"), such Original Purchaser shall, following the issuance of the underlying Common Shares issuable upon exchange of the Subscription Receipts, have a right of action against the Corporation for rescission to receive a refund of the Issue Price for each Subscription Receipt for which such Original Purchaser subscribed, exercisable on notice given to the Corporation not more than 180 days subsequent to the Closing Date. The foregoing right of action for rescission shall only be available to an Original Purchaser while he or she is a holder of the underlying Common Shares issuable upon exchange of the Subscription Receipts.

(b)	In no event shall the Corporation be liable under this Section 2.17 if the Original Purchaser purchased the Subscription Receipts with knowledge of the alleged misrepresentation.

(c)	Without limiting the foregoing, upon the exercise by a purchaser of Subscription Receipts of any legal, statutory, contractual or other right of withdrawal or rescission after the funds referred to in Section 3.1(b) and the Escrowed Underwriters' Fee have been delivered by the Subscription Receipt Agent to or at the direction of the Corporation or the Bookrunners, on behalf of the Underwriters, as applicable, the Subscription Receipt Agent shall not be under any duty or obligation to take any steps to ensure that the funds are returned to such purchaser pursuant to this Section 2.17 or otherwise, nor shall the Subscription Receipt Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section 2.17 or otherwise. Notwithstanding the foregoing, in the event that the Corporation provides the Subscription Receipt Agent with applicable funds for refund to the purchaser and written instructions to that effect, the Subscription Receipt Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

2.18	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.11 and 2.12 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with (i) a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby, or (ii) a copy of the Subscription Receipt Agent's transfer journal, which journal will identify the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

Article 3
SATISFACTION OF ISSUANCE RIGHT OR TERMINATION PAYMENT RIGHT

3.1	Escrow Release Notice and Direction

(a)	If the Escrow Release Conditions are satisfied without the prior occurrence of a Termination Event, the Corporation shall forthwith cause the Escrow Release Notice and Direction to be delivered to the Subscription Receipt Agent and the Bookrunners, on behalf of the Underwriters.

(b)	Forthwith upon receipt of the Escrow Release Notice and Direction, the Subscription Receipt Agent shall release the Escrowed Funds to or at the direction of the Corporation less an amount sufficient for the Subscription Receipt Agent to pay the Escrowed Underwriters' Fee in accordance with Section 3.4 and any expenses payable by the Corporation in accordance with Section 12.1 of the Underwriting Agreement, as applicable, which retained amounts shall be set out in the Escrow Release Notice and Direction.

(c)	The Escrow Release Notice and Direction delivered to the Subscription Receipt Agent shall be received by the Subscription Receipt Agent no later than 10:00 a.m. on the Business Day prior to the day on which the funds are to be released or shares are to be issued. The Escrow Release Notice and Direction received by the Subscription Receipt Agent after such time or on a non-Business Day shall be handled on a best efforts basis and may result in Escrowed Funds being released on the next Business Day.

(d)	The Corporation shall, no later than the date on which the underlying Common Shares are issued or deemed to be issued, issue a press release confirming the date on which the underlying Common Shares were issued or deemed to be issued, or the date upon which it will, or is reasonably expected to occur, and setting out the date on which the transfer register for the Subscription Receipts closed or will close, and that the underlying Common Shares have been issued or the date upon which the underlying Common Shares will be issued to Receiptholders through the facilities of CDS in accordance with Section 3.2.

3.2	Issue and Delivery of Common Shares

(a)	Upon the receipt by the Subscription Receipt Agent of the Escrow Release Notice and Direction, the Subscription Receipts shall be deemed to have been exchanged and converted by the holders thereof into Common Shares, on the basis of one Common Share per Subscription Receipt, without additional consideration or further action by the Receiptholders. The underlying Common Shares shall be, and shall be deemed to be, issued at the time the Escrow Release Notice and Direction is received by the Subscription Receipt Agent, and the Receiptholders shall be deemed to have become the holders of record of such Common Shares as at that date, notwithstanding that a Book-Based System customer confirmation in a holder's account may not yet have been entered, and the Persons to whom such Common Shares are to be issued in accordance with the terms of this Agreement shall be deemed to have become the holders of record of such Common Shares as of such date.

(b)	Upon the issuance or deemed issuance of the Common Shares, the Corporation shall cause to be entered and issued, as the case may be, to the Person or Persons in whose name or names the Common Shares have been issued a Book-Based System customer confirmation (other than Persons who hold definitive Subscription Receipt Certificates or DRS Advices, if any). For greater certainty, the Corporation shall cause the Book-Based System customer confirmations to be entered no later than the third Business Day following the date on which such Common Shares are issued or deemed to be issued.

(c)	Effective immediately after the Subscription Receipts have been deemed to have been exchanged and converted as contemplated in Subsections 3.2(a) and 3.2(b), the Subscription Receipts relating thereto shall be void and of no value or effect other than representing the right to receive from the Subscription Receipt Agent the certificates representing the Common Shares or from CDS, a Book-Based System customer confirmation.

3.3	Payment on Termination

If a Termination Event occurs:

(a)	the Corporation shall forthwith notify the Subscription Receipt Agent and the Bookrunners, on behalf of the Underwriters, thereof in writing and shall issue a press release setting forth the Termination Date;

(b)	the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled without further action and each Receiptholder shall be entitled, commencing on the third Business Day following the Termination Date, to a payment in the aggregate amount of: (i) the Issue Price in respect of each of such holder's Subscription Receipts; and (ii) such holder's pro rata share of the Earned Interest, less applicable withholding taxes, calculated from the Closing Date to but not including the Termination Date;

(c)	the amount paid to the Receiptholders under Subsection 3.3(b) shall be satisfied by the Escrowed Funds and the amount paid pursuant to Subsection 3.3(d); provided that an amount equal to any shortfall shall be deposited by the Corporation in the Escrow Account prior to the time that such amount is payable to the Receiptholders under this Section 3.3, and the Subscription Receipt Agent shall only make payments under this Section 3.3 to the extent that the Escrowed Funds and the funds deposited with it pursuant to this Subsection 3.3(c) and Subsection 3.3(d) are sufficient;

(d)	the Corporation shall, as soon as practicable, and in any event no later than 5:00 p.m. (Montréal time) on the second Business Day after the Termination Date, pay and deliver to the Subscription Receipt Agent an amount equal to one half of the Underwriters' Fee, representing that portion of the Underwriters' Fee that is not included in the Escrowed Funds, in order to enable the Subscription Receipt Agent to effect the payment in full to Receiptholders of the amounts due to them under this Section 3.3;

(e)	registers shall be closed at the close of business on the Termination Date;

(f)	the obligation to make the payment of the amount specified in Subsection 3.3(b) shall be satisfied by the Subscription Receipt Agent delivering payment by wire transfer to the registered holder of the Subscription Receipt by no later than the third Business Day following the Termination Date; and

(g)	upon the delivery of any wire transfer as provided in Subsection 3.3(f), all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect.

3.4	Payment of Escrowed Underwriting Fee

Forthwith upon its receipt of the Escrow Release Notice and Direction, the Subscription Receipt Agent shall deliver a cheque or complete a wire transfer, as per the instructions of the Bookrunners, payable to BMO, on behalf of the Underwriters, in an amount equal to the Escrowed Underwriters' Fee, and BMO, on behalf of the Underwriters, shall acknowledge in writing to the Corporation satisfaction by the Corporation of its obligation to pay the Escrowed Underwriters' Fee to the Underwriters pursuant to the Underwriting Agreement.

Article 4
INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST

4.1	Investment of Proceeds

(a)	Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited or invested, as applicable, in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada, a province of Canada or a Canadian chartered bank or other approved investments as directed in joint written directions by the Corporation and the Bookrunners provided no later than 9:00 a.m. (Montréal time) on the day on which the investment is to be made (and any joint written direction received by the Subscription Receipt Agent after 9:00 a.m. (Montréal time) or on a day which is not a Business Day, shall be deemed to have been given prior to 9:00 a.m. (Montréal time) on the next succeeding Business Day), or in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent, in the name of the Subscription Receipt Agent, at one or more banks listed in Schedule “C” to this Agreement (each such bank, an “Approved Bank”). The Escrowed Funds deposited with an Approved Bank shall bear interest at the rate agreed to between the Corporation, the Bookrunners and the Subscription Receipt Agent as of the date hereof, and such interest shall be paid to the account of the Escrowed Funds when received from the Approved Bank. The Subscription Receipt Agent and its Affiliates shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Subscription Receipt Agent and its Affiliates. Notwithstanding the foregoing, in respect of Escrowed Funds deposited with an Approved Bank, (i) in no event will the Subscription Receipt Agent be obligated to pay or credit any amount on account of interest that exceeds the amount of interest earned from the Approved Bank(s) on the Escrowed Funds, as determined by the Subscription Receipt Agent; and (ii) if an account at any Approved Bank into which the Escrowed Funds or any part thereof has been deposited bears a negative interest rate or there is otherwise any fee or other charge assessed on the account or in respect of the amount of cash on deposit, the cost, as determined by the Subscription Receipt Agent, shall be deducted from the Escrowed Funds.

(b)	All Earned Interest received from the investment or deposit of the Escrowed Funds shall be credited to, and shall become a part of, the Escrowed Funds (and any bank charges and similar fees as well as losses, if any, on such investments shall be to the Escrowed Funds).

(c)	All Escrowed Funds held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent solely as agent and bailee on behalf of the Receiptholders and for certainty shall not form part of the property, estate, assets, undertaking or effects of the Subscription Receipt Agent. The delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Receiptholders. The Escrowed Funds held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any investment made pursuant to this Section 4.1 or any deposit made with an Approved Bank pursuant to this Section 4.1, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any investment or deposit liquidated or sold prior to maturity. Each of the Corporation and the Bookrunners, on behalf of the Underwriters, acknowledges and agrees that the Subscription Receipt Agent acts prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such Approved Bank.

4.2	Segregation of Proceeds

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent and bailee for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent and bailee for, the Receiptholders, and shall be segregated and kept apart by the Subscription Receipt Agent from any assets of the Subscription Receipt Agent or held by the Subscription Receipt Agent for Persons who are not Parties.

4.3	Tax Reporting

The Corporation and the Bookrunners agree that, for tax reporting purposes, all interest or other taxable income earned from the investment of the Escrowed Funds in any year shall be allocated on a pro rata basis to the Receiptholders in the year that it was earned, notwithstanding that no such amount has been distributed. The Corporation and the Bookrunners hereby authorize the Subscription Receipt Agent to deliver the appropriate documentation, as directed by the Corporation, to the Receiptholders in connection with interest or other taxable income earned hereunder for tax reporting purposes.

Article 5
ADJUSTMENTS

5.1	Adjustments

The rights attached to Subscription Receipts may be subject to adjustment from time to time in the events and in the manner provided as follows, subject to all applicable regulatory and stock exchange approvals:

(a)	Common Share Reorganization. If, at any time after the date hereof and before the issuance or deemed issuance of the underlying Common Shares, the Corporation subdivides, redivides or changes its outstanding Common Shares into a greater number of Common Shares or reduces, combines or consolidates its outstanding Common Shares into a lesser number of Common Shares, or issues Common Shares to all or substantially all the holders of Common Shares by way of a stock distribution, stock dividend or otherwise (any of such events being called a "Common Share Reorganization"), then the number of underlying Common Shares with respect to each Subscription Receipt shall be adjusted as of the record date at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the number of underlying Common Shares theretofore obtainable immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on the record date after giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding on the record date before giving effect to such Common Share Reorganization.

(b)	Capital Reorganization. If, at any time after the date hereof and before the issuance or deemed issuance of the underlying Common Shares, there is a reclassification of Common Shares at any time outstanding or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or into other securities), or a transfer of all or substantially all of the undertaking or assets of the Corporation to another entity, or if a record date for any of the foregoing events occurs, (any of such events being herein called a "Capital Reorganization"), any Receiptholder who would otherwise be entitled to receive Common Shares pursuant to Subscription Receipts then held after the record date or effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration, if any, in lieu of the number of Common Shares to which such Receiptholder was otherwise entitled, the aggregate number of shares, units, warrants, other securities or other property which such Receiptholder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Receiptholder had been the registered holder of the number of Common Shares to which such Receiptholder was theretofore entitled with respect to the Subscription Receipts. If determined appropriate by the Corporation, acting reasonably, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of the Receiptholders to the extent that the provisions set forth in this Article 5 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or property thereafter deliverable pursuant to the terms of any Subscription Receipt. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by the Corporation, acting reasonably, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

(c)	Special Distributions. If at any time after the date hereof and before the issuance or deemed issuance of the underlying Common Shares, the Corporation issues or distributes to the holders of all or substantially all of the outstanding Common Shares, securities of the Corporation, including rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or property or assets, including evidences of indebtedness, and other than as a result of a Common Share Reorganization or a Capital Reorganization, or a record date for any of the foregoing events occurs, there will be an appropriate adjustment in the number of Common Shares to be issued pursuant to Subscription Receipts and, for the same aggregate consideration payable, if any, in addition to the number of Common Shares to which such Receiptholder was theretofore entitled, the Receiptholder will be entitled to receive such securities, property or assets as if on the record date at which holders of Common Shares are determined for the purpose thereof, such Receiptholder had been the registered holder of the number of Common Shares to which the Receiptholder was then entitled.

(d)	The adjustments provided for in this Section 5.1 are cumulative and shall apply (without duplication) to successive subdivisions, consolidations, changes, distributions, issues or other events resulting in adjustment under the provisions of this Section 5.1.

(e)	If the Corporation, after the date hereof, takes any action affecting the Common Shares, other than the actions described in this Section 5.1, which, in the reasonable opinion of the Board, would materially affect the rights of the Receiptholders or the rights attached to the Subscription Receipts, then the number of Common Shares which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the Board may, in its discretion but subject, for greater certainty, to the prior approval of the TSX and, if applicable, the NYSE, reasonably determine to be equitable to the Receiptholders in such circumstances, taking into account, amongst other things, the position of such Receiptholders if they had been the registered holders of the Common Shares to which they were theretofore entitled.

5.2	No Adjustment

(a)	Notwithstanding anything to the contrary in this Article 5, no adjustment shall be made pursuant to this Agreement in the rights attached to the Subscription Receipts upon the issue of Common Shares pursuant to any share option plan, share purchase plan, dividend reinvestment plan, restricted share unit plan, performance share unit plan or other incentive plan in force from time to time for officers, directors, employees, consultants or shareholders of the Corporation or its subsidiaries, or in respect of any Common Shares issued to the Investors, or pursuant to any agreement (including any loan agreement), share option, warrant or other right (including anti-dilution or pre-emptive rights) to receive or purchase Common Shares granted by the Corporation prior to the date of this Agreement, and no adjustment shall be made pursuant to this Agreement in the rights attached to the Subscription Receipts further to purchases of Common Shares by the Corporation under a normal course issuer bid.

(b)	Notwithstanding anything to the contrary in this Article 5, no adjustment in the number of Common Shares to be issued pursuant to the Subscription Receipts shall be required unless the adjustment would result in a change of at least 0.01% of the number of Common Shares to be issued pursuant to the Subscription Receipts, provided, however, that any adjustments that, except for the provisions of this Section 5.2(b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)	Notwithstanding anything to the contrary in this Article 5, no adjustment in the number of Common Shares to be issued pursuant to the Subscription Receipts shall be made in respect of any events described in Section 5.1 if the holders of the Subscription Receipts are entitled to participate in the events on the same terms, mutatis mutandis, as if the Common Shares issuable pursuant to the terms of their Subscription Receipts had been automatically issued immediately prior to the effective date or record date of the events. For greater certainty, any such participation by Receiptholders in situations described in this Section 5.2(c) shall be subject to the approval of the TSX and, if applicable, the NYSE.

(d)	If the Corporation shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any distribution or any subscription or purchase rights in accordance with Article 5 and shall, thereafter, legally abandon its plans to pay or deliver the distribution or subscription or purchase rights, then no adjustment in the number of Common Shares to be issued pursuant to the Subscription Receipts shall be required by reason of the setting of the record date.

5.3	Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 5, such question shall be conclusively determined by the Corporation's auditors or other independent auditors agreed upon by the Corporation and the Subscription Receipt Agent, who shall have access to all necessary records of the Corporation, and such determination (absent manifest error) shall be binding upon the Corporation, the Subscription Receipt Agent, all Receiptholders and all other persons interested therein.

5.4	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in the rights attached to the Subscription Receipts, the Corporation shall take any corporate action which may, in the opinion of Counsel, be necessary to ensure that the Corporation may validly and legally issue, as fully paid and non-assessable Common Shares, all of the Common Shares which the holders of such Subscription Receipts are entitled to receive pursuant to the terms of the Subscription Receipt, in accordance with the provisions of this Agreement.

5.5	Certificate of Adjustment

The Corporation shall, as promptly as reasonably practicable after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 5, deliver a certificate of the Corporation to the Subscription Receipt Agent and the Bookrunners, on behalf of the Underwriters, specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

5.6	Protection of Subscription Receipt Agent

The Subscription Receipt Agent:

(a)	shall not at any time be under any duty or responsibility to any Receiptholder to determine whether any facts exist which may require any adjustment contemplated by Section 5.1, or to verify the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)	shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of the rights attaching to any Subscription Receipt;

(c)	shall be entitled to act and rely and shall be protected in so acting and relying on any adjustment calculation of the board of directors of the Corporation and the Corporation’s auditors in accordance with Section 5.3; and

(d)	shall not be responsible for any failure of the Corporation to make any payment or to issue, transfer or deliver Common Shares or certificates representing Common Shares upon the surrender of any Subscription Receipts for the purpose of the issuance of Common Shares pursuant to their terms or to comply with any of the covenants contained in this Article 5.

Article 6
RIGHTS AND COVENANTS OF THE CORPORATION

6.1	Optional Purchases by the Corporation

Subject to compliance with applicable law, the Corporation may, from time to time, purchase, by private contract or otherwise, for cancellation, any of the Subscription Receipts.

6.2	General Covenants

(a)	The Corporation covenants with the Subscription Receipt Agent and the Bookrunners, on behalf of the Underwriters, that so long as any Subscription Receipts remain outstanding:

(i)	it will use its reasonable commercial efforts to maintain its existence and carry on its business in the ordinary course;

(ii)	it will make all requisite filings under applicable Canadian and U.S. securities laws, including those necessary to remain a reporting issuer (or the equivalent) not in default in each of the provinces of Canada in which it is presently a reporting issuer (or the equivalent);

(iii)	it will promptly announce by press release the occurrence of the issuance or deemed issuance of the underlying Common Shares or the Termination Date, as the case may be, in accordance with Section 3.1(d) or Section 3.3(a), as the case may be;

(iv)	it will promptly give notice to the Subscription Receipt Agent and the Receiptholders of any default under the terms of this Agreement;

(v)	generally, it will use commercially reasonable efforts to perform and carry out all of the acts or things to be done by it as provided in this Agreement;

(vi)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon exchange of the Subscription Receipts;

(vii)	it will cause the Common Shares from time to time acquired pursuant to the conversion of the Subscription Receipts to be duly issued as fully paid and non- assessable shares and delivered in accordance with the Subscription Receipts and the terms of this Agreement; and

(viii)	it will use its commercially reasonable efforts to ensure that (until the earlier of the date on which the underlying Common Shares are issued or deemed to be issued or the Termination Date) the Subscription Receipts continue to be listed and posted for trading on the TSX and the underlying Common Shares continue to be listed and posted for trading on the TSX and, if applicable, on the NYSE.

6.3	Subscription Receipt Agent's Remuneration, Expenses and Indemnification

(a)	The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder, and will pay or reimburse the Subscription Receipt Agent, upon receipt of an invoice, for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent's gross negligence, willful misconduct, fraud or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent, acting in a reasonable manner, against unpaid invoices and shall be payable on demand. Notwithstanding any other provision hereof, this provision shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.

(b)	In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation shall at all times indemnify the Subscription Receipt Agent and its affiliates, successors, assigns, and each of their respective directors, officers, employees and agents (collectively, the "Indemnified Parties") and save them harmless from and against any and all claims, demands, losses, actions, causes of action, suits, proceedings, liabilities, damages, costs, charges, assessments, penalties, taxes, judgments, expenses and disbursements, (including all reasonable legal expenses) whatsoever which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, groundless or otherwise, in any way caused by or arising, directly or indirectly, in respect of or otherwise in connection with this Agreement or any act, omission or error of the Subscription Receipt Agent in the execution of its duties hereunder; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, fraud, bad faith or willful misconduct of the Subscription Receipt Agent. Notwithstanding any other provision hereof, this indemnity shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.

6.4	Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, then the Corporation will notify the Subscription Receipt Agent in writing of such failure and upon receipt by the Subscription Receipt Agent of such notice, the Subscription Receipt Agent may notify the Receiptholders and the Bookrunners, on behalf of the Underwriters, of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders and the Bookrunners on behalf of the Underwriters of such performance by it. All sums reasonably expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 6.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

6.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Proceeds, and shall provide to the Corporation and the Bookrunners, on behalf of the Underwriters, records and statements thereof periodically upon written request. The Corporation and the Bookrunners, on behalf of the Underwriters, shall have the right to audit any such books, records, accounts and statements.

6.6	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.2 such that such issuance will comply with or be exempt from the prospectus and registration requirements of applicable securities laws.

6.7	Indemnity of Underwriters

(a)	The Corporation agrees to indemnify and hold harmless each of the Underwriters against any loss, liability, claim, damage or expense (other than loss of profits or other consequential damages, but including all reasonable legal expenses) imposed on, incurred by or asserted against any of them as a result of a breach by the Corporation of its obligations under this Agreement.

(b)	The indemnity provided for in this Section 6.7 shall survive any termination of this Agreement.

6.8	Enforcement of Subscription Receipts

The Corporation covenants and agrees that it is duly authorized to create and issue the Subscription Receipts to be issued hereunder and that the Subscription Receipts, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof.

6.9	Status in the United States

The Corporation confirms that it has either (i) a class of securities registered pursuant to Section 12 of the U.S. Exchange Act, or (ii) a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, and has provided the Subscription Receipt Agent with an officers’ certificate (in a form acceptable to the Subscription Receipt Agent) certifying such reporting obligation and other information as requested by the Subscription Receipt Agent. The Corporation covenants that, in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Exchange Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers’ certificate of the Corporation notifying the Subscription Receipt Agent of such termination and such other information as the Subscription Receipt Agent may require at the time. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

6.10	Successor Entities

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity (“Successor Entity”), the Successor Entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation.

Article 7
ENFORCEMENT

7.1	Suits by Receiptholders

Subject to the powers of Receiptholders exercisable by Extraordinary Resolution, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or by this Agreement, or by both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

7.2	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates or Uncertificated Subscription Receipts and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders (including for purposes hereof any owner of beneficial interests in the Subscription Receipts) hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder, director, officer, employee or agent of the Corporation or any Successor Entity for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificate(s).

7.3	Personal Liability

The obligations of the Corporation under this Agreement shall not be personally binding upon, and resort should not be had to, nor shall satisfaction or recourse be sought from, the private property of directors and officers, but the property of the Corporation only shall be bound.

Article 8
MEETINGS OF RECEIPTHOLDERS

8.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders' Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders). In the event of the Subscription Receipt Agent failing to so convene a meeting of the Receiptholders within fifteen days after receipt of such written request of the Corporation or such Receiptholders' Request and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting of Receiptholders shall be held in the City of Montréal or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation. The Corporation may determine in its discretion that any meeting held pursuant to this Article 8 may be done through a virtual or electronic meeting platform, in particular, telephonic or electronic means, and a person participating in a meeting by such means is deemed to be present in person at the meeting.

8.2	Notice

At least ten days' prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which must be a Business Day) and time when, and the place where, the meeting of Receiptholders is to be held, shall state briefly the general nature of the business to be transacted thereat, and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3	Chairperson

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairperson of the meeting of Receiptholders (the "Chairperson"), and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be Chairperson.

8.4	Quorum

Subject to the provisions of Section 8.11, at any meeting of Receiptholders, a quorum shall consist of one or more Receiptholders present in person or by proxy and holding more than 15% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting of Receiptholders, the meeting, if summoned by the Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case the meeting of Receiptholders shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting of Receiptholders that might have been dealt with at the original meeting in accordance with the notice calling same. No business shall be transacted at any meeting of Receiptholders unless a quorum is present at the commencement of business. At the adjourned meeting of Receiptholders, the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 15% of the then outstanding Subscription Receipts.

8.5	Power to Adjourn

The Chairperson of any meeting of Receiptholders at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6	Show of Hands

Every question submitted to a meeting of Receiptholders shall be decided in the first place by a majority of the votes given on a show of hands, except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting of Receiptholders, unless a poll is duly demanded as herein provided, a declaration by the Chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7	Poll and Voting

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the Chairperson or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the Chairperson shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote.

On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share they are entitled to receive pursuant to the Subscription Receipt(s) then held or represented by them. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The Chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by the Chairperson.

8.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of Receiptholders for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)	the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting of Receiptholders, which voting certificate shall entitle the Persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c)	the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders, convening the meeting of Receiptholders, as the case may be, may direct in the notice convening the meeting;

(d)	the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting of Receiptholders is to be held and enabling particulars of such instruments appointing proxies to be mailed or sent electronically before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy and the manner in which the instrument of proxy must be executed; and

(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting of Receiptholders as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), as applicable, shall be Receiptholders or their counsel, or duly appointed proxies of Receiptholders.

8.9	Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, by their respective authorized employees and agents, and the counsel for the Corporation and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

8.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting of Receiptholders shall, subject to the provisions of Section 8.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by Extraordinary Resolution:

(a)	to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent (subject to the consent of the Subscription Receipt Agent) against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders;

(c)	to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)	to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)	to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)	to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)	to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission, provided that such modification, change or omission will not prejudice the rights of the Receiptholders or the Subscription Receipt Agent in any material respect;

(h)	with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new Subscription Receipt Agent to take the place of the Subscription Receipt Agent so removed; and

(i)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation.

8.11	Meaning of Extraordinary Resolution

(a)	The expression "Extraordinary Resolution" when used in this Agreement means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy one or more Receiptholders holding more than 15% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66⅔% of the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution.

(b)	If, at any meeting of Receiptholders called for the purpose of passing an Extraordinary Resolution, one or more Receiptholders holding more than 15% of the then outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 14 or more than 30 days later, and to such place and time as may be appointed by the Chairperson. Not less than seven days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall, subject to the provisions below, form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)	At any such adjourned meeting, any resolution passed by the requisite votes as provided in Subsection 8.11(a) shall be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 15% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Corporation, and any such minutes as aforesaid, if signed by the Chairperson or the secretary of the meeting at which such resolutions were passed or proceedings had or by the Chairperson or secretary of the next succeeding meeting of Receiptholders held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting of Receiptholders in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least: (i) a majority of the then outstanding Subscription Receipts with respect to a resolution which is not an Extraordinary Resolution; and (ii) 66⅔% of the then outstanding Subscription Receipts with respect to an Extraordinary Resolution, and the expression "Extraordinary Resolution" when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66⅔% of the then outstanding Subscription Receipts.

8.15	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 8.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16	Holdings by Corporation Disregarded

In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Receiptholders' Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or of its Affiliates shall be disregarded in accordance with the provisions of Section 11.7.

Article 9
SUPPLEMENTAL AGREEMENTS

9.1	Provision for Supplemental Agreements for Certain Purposes

From time to time, and subject to any applicable regulatory approval and the prior approval of the TSX, the Corporation, the Bookrunners, on behalf of the Underwriters, and the Subscription Receipt Agent may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Subscription Receipts hereunder and any consequential amendments hereto as may be required by the Subscription Receipt Agent, relying on the advice of Counsel;

(b)	setting forth any adjustments resulting from the application of the provisions of Article 5;

(c)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Receiptholders;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article 8;

(e)	making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Receiptholders;

(f)	adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipts, and making any modification in the form of the Subscription Receipt Certificates or DRS Advices which does not affect the substance thereof;

(g)	modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, such modification or relief does not prejudice any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(h)	for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, the rights of the Subscription Receipt Agent and of the Receiptholders are not prejudiced thereby.

Article 10
CONCERNING THE SUBSCRIPTION RECEIPT AGENT

10.1	Rights and Duties of Subscription Receipt Agent

(a)	In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own gross negligence, or its own willful misconduct, fraud or bad faith.

(b)	The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, notice specifying the act, action or proceeding which the Subscription Receipt Agent is required to take, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent and its officers, directors, affiliates, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)	The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d)	Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of applicable legislation.

10.2	Evidence, Experts and Advisers

(a)	If, in the administration of the duties of this Agreement, the Subscription Receipt Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Subscription Receipt Agent may accept, act, and rely upon, and shall be protected in accepting, acting, and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Subscription Receipt Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

(b)	In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(c)	In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely, and shall be protected in so acting and relying, as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or of applicable legislation or pursuant to a request of the Subscription Receipt Agent. The Subscription Receipt Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

(d)	Whenever it is provided in this Agreement that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Subscription Receipt Agent take the action to be based thereon.

(e)	Proof of the execution of an instrument in writing, including a Receiptholders' Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate. In the case of a corporate Receiptholder, this shall include a certificate of incumbency of such Receiptholder, together with a certified resolution authorizing the signatory to such instrument to sign such instrument.

(f)	The Subscription Receipt Agent may, at the Corporation’s expense, employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining its rights and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees, expenses and disbursements of such Counsel, accountants, appraisers or other experts or advisers. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

(g)	Whenever applicable legislation requires that evidence referred to in this Section 10.2 be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more duly authorized representative of the Corporation or by any other officer or director of the Corporation to whom such authority is delegated by the directors from time to time.

10.3	Documents, Monies, etc. Held by Subscription Receipt Agent

(a)	Subject to Section 4.1, any monies, securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Approved Bank or deposited for safekeeping with any such bank. Any monies held pending the application or withdrawal thereof under any provisions of this Agreement, shall be held in a segregated account and the Subscription Receipt Agent shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Subscription Receipt Agent.

(b)	All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the Corporation and the delivery of the funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship. Except as otherwise specified herein, the amounts held by the Subscription Receipt Agent pursuant to this Agreement are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made in accordance with this Agreement, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default), including any losses on any investment liquidated prior to maturity in order to make a payment required hereunder. The parties hereto acknowledge and agree that the Subscription Receipt Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank. The Subscription Receipt Agent may hold cash balances constituting part or all of such monies and need not, invest the same.

10.4	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

10.5	Third Party Interests

Each party to this Agreement hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such party is either (i) not intended to be used by or on behalf of any third party; or (ii) intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Subscription Receipt Agent’s prescribed form as to the particulars of such third party.

10.6	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution or administration of the agency, duties and powers of this Agreement or otherwise in respect of the premises.

10.7	Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to agents, it is expressly declared and agreed as follows:

(a)	the Subscription Receipt Agent shall have no duties except those expressly set forth herein;

(b)	the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates or DRS Advices (except the representation contained in Section 10.9 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(c)	nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(d)	the Subscription Receipt Agent shall not be bound to give notice to any Person or Persons of the execution hereof;

(e)	the Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means;

(f)	the Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it;

(g)	the Subscription Receipt Agent shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(h)	notwithstanding any other provisions of this Agreement, no duty or responsibility whatsoever shall rest upon the Subscription Receipt Agent to determine compliance by any transferor or transferee of Subscription Receipts with the terms of any legend affixed on the Subscription Receipt Certificates or DRS Advices, or with the relevant securities laws or regulations, and the Subscription Receipt Agent shall be entitled to assume that all transfers of Subscription Receipts are legal and proper;

(i)	the Subscription Receipt Agent shall not be responsible for the use by the Corporation of the Proceeds of the issue hereunder or for ensuring that the Proceeds are used in the manner contemplated by the Prospectus, nor is the Subscription Receipt Agent bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation's covenants hereunder;

(j)	the Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of any directors, officers, employees, servants or agents of the Corporation;

(k)	the Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, the Subscription Receipt Agent, due to a lack of information or instructions, or otherwise in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Agreement or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body;

(l)	the Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(m)	in the absence of gross negligence, wilful misconduct, bad faith or fraud on its part, the Subscription Receipt Agent will not be liable for any action taken, suffered, or omitted by it and shall be protected in respect of any reasonable error of judgment made in good faith in performance of its duties under this Agreement;

(n)	the Subscription Receipt Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Subscription Receipt Agent with satisfactory indemnity and funding against such expense or liability;

(o)	the forwarding of a cheque or the sending of funds by wire transfer by the Subscription Receipt Agent will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque;

(p)	in the event that any funds provided to the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques or bank draft, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds until such uncertified cheque or cheques or bank draft has cleared in the ordinary course at the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

(q)	the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit (including any interest accrued thereon) with the Subscription Receipt Agent at the time of disbursement;

(r)	notwithstanding any other provision of this Agreement, the liability of the Subscription Receipt Agent shall, in the aggregate, be limited to an amount equal to the aggregate fees paid by the Corporation to the Subscription Receipt Agent under this Agreement during the twelve (12) months immediately preceding the event giving rise to such liability, and this provision shall survive the resignation or removal of the Subscription Receipt Agent or the termination or discharge of this Agreement; and

(s)	notwithstanding any other provision of the Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages, and this provision shall survive the resignation or removal of the Subscription Receipt Agent or the termination or discharge of this Agreement.

10.8	Replacement of Subscription Receipt Agent; Successor by Merger

(a)	The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 10.8, by giving to the Corporation not less than 30 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by Extraordinary Resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Bookrunners, on behalf of the Underwriters, shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by the Bookrunners, on behalf of the Underwriters, the retiring Subscription Receipt Agent (at the expense of the Corporation) or any Receiptholder may apply to a justice of the Superior Court of Québec, Commercial Division, on such notice as such justice may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by the Bookrunners, on behalf of the Underwriters, or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 10.8 shall be a corporation authorized to carry on the business of a trust company in the Provinces of Québec and Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment, the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Corporation or the new Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 6.3, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b)	Upon the appointment of a successor subscription receipt agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 11.

(c)	Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated or to which all or substantially all of its corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to substantially all of the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Subsection 10.8(a).

(d)	Any Subscription Receipts Authenticated but not delivered by a predecessor subscription receipt agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor subscription receipt agent.

10.9	Conflict of Interest

(a)	The Subscription Receipt Agent represents to the Corporation and the Bookrunners, on behalf of the Underwriters, that, to the best of its knowledge at the time of execution and delivery hereof, no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity, and the Subscription Receipt Agent agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate same or assign its appointment as subscription receipt agent hereunder to a successor subscription receipt agent approved by the Corporation and meeting the requirements set forth in Subsection 10.8(a). Notwithstanding the foregoing provisions of this Subsection 10.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates or DRS Advices shall not be affected in any manner whatsoever by reason thereof.

(b)	Subject to Subsection 10.9(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any of its affiliates without being liable to account for any profit made thereby.

10.10	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as subscription receipt agent in this Agreement (and as registrar and transfer agent of the Subscription Receipts) and as escrow agent to receive the Escrowed Funds, solely as agent and bailee on behalf of the Receiptholders, and agrees to perform its duties hereunder upon the terms and conditions herein set forth. No trust, bare or otherwise, is intended to be, or is or will be, created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

10.11	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any Person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

10.12	Subscription Receipt Agent Not Required to Give Notice of Default

The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

10.13	Anti-Money Laundering

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act, if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten days' written notice to the Corporation and the Bookrunners, provided that: (i) Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance to the extent permitted by such applicable sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline; and (ii) if such circumstances are rectified to the Subscription Receipt Agent's satisfaction within such ten day period, then such resignation shall not be effective.

10.14	Privacy Laws

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(c)	to meet the Subscription Receipt Agent's legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to other servicers in or outside of Canada (including in the United States) for data processing and/or storage or to otherwise facilitate the services it provides. Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

Article 11
GENERAL

11.1	Notice to the Corporation, Subscription Receipt Agent and the Bookrunners

(a)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Underwriters or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by email:

(i)	if to the Corporation:

NOUVEAU MONDE GRAPHITE INC.
481 Brassard Street
Saint-Michel-des-Saints, Québec J0K 3B0

Attention:	Eric Desaulniers, President and Chief Executive Officer
Email:	[REDACTED: CONTACT INFORMATION]

with a copy, which shall not constitute notice, to:

Attention:	Josée Gagnon, VP, Legal Affairs and Corporate Secretary
Email:	[REDACTED: CONTACT INFORMATION]

and with a copy, which shall not constitute notice, to:

STEIN MONAST LLP
70, Dalhousie Street
Suite 300
Québec, Québec H3B 3V2

Attention:	Me Pierre-Olivier Plante
Email:	[REDACTED: CONTACT INFORMATION]

(ii)	if to the Bookrunners, on behalf of the Underwriters:

BMO NESBITT BURNS INC.
129 St-Jacques Street, 11th Floor
Montreal, Quebec H2Y 1L6

Attention:	Nikolas Asselin
E-mail:	[REDACTED: CONTACT INFORMATION]

NATIONAL BANK FINANCIAL INC.
1155 Metcalfe Street, 23rd Floor
Montréal, Québec H3B 4S9

Attention:	Thomas Bachand
E-mail:	[REDACTED: CONTACT INFORMATION]

with a copy, which shall not constitute notice, to:

FASKEN MARTINEAU DUMOULIN LLP

800 Square Victoria, Suite 3500
Montréal, Québec H4Z 1E9

Attention:	Frank Mariage
Email:	[REDACTED: CONTACT INFORMATION]

(iii)	if to the Subscription Receipt Agent:

TSX TRUST COMPANY
1701-1190 Avenue des Canadiens-de-Montreal
Montreal, QC H3B 0G7

Attention:	Head, Corporate Trust
Email:	[REDACTED: CONTACT INFORMATION]

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if sent via email, on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)	The Corporation, the Bookrunners, on behalf of the Underwriters, or the Subscription Receipt Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Bookrunners, on behalf of the Underwriters, or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

(c)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Corporation, the Bookrunners or the Subscription Receipt Agent hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Subsection 11.1(a), or given by email or other means of prepaid, transmitted, electronic and recorded communication.

11.2	Notice to Receiptholders

(a)	Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, three Business Days following actual posting of the notice. In the event that Subscription Receipts are held in the name of CDS, a copy of such notice shall also be sent by electronic communication to CDS and shall be deemed received and given on the day it is so sent.

(b)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

(c)	All notices to joint holders of any Subscription Receipt may be given to whichever one of the holders thereof is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of the Subscription Receipt.

(d)	Accidental error or omission in giving notice or accidental failure to mail notice to any Receiptholder will not invalidate any action or proceeding founded thereon.

11.3	Ownership and Transfer of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or Uncertificated Subscription Receipt or, in the case of a transferee who has surrendered a Subscription Receipt Certificate or Uncertificated Subscription Receipt in accordance with and as contemplated in Sections 2.14 and 2.15, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate or Uncertificated Subscription Receipt free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

11.4	Evidence of Ownership

(a)	Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Subscription Receipt Agent may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)	The Corporation and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person: (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution; (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the Person signing acknowledged to him the execution thereof; or (iii) a statutory declaration of a witness of such execution.

11.5	Satisfaction, Discharge and Termination of Agreement

Upon the earlier of:

(a)	the issue of certificates or entering of Book-Based System customer confirmations representing Common Shares and payment of all monies required as provided in Section 3.2; or

(b)	the payment of all monies required where a Termination Event occurs as provided in Section 3.3,

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

11.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties hereto and the Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and any transferee thereof. The rights of the beneficial owners of Subscription Receipts represented by a Global Subscription Receipt shall be exercised through CDS as contemplated in Section 2.15.

11.7	Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any of its Affiliates in Section 8.16, the Corporation shall provide to the Subscription Receipt Agent, when requested by the Subscription Receipt Agent from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a)	the names (other than the name of the Corporation) of the Receiptholders with Subscription Receipts that, to the knowledge of the Corporation, are owned by or held for the account of the Corporation; and

(b)	the number of Subscription Receipts owned legally or beneficially by the Corporation or any of its Affiliates,

and the Subscription Receipt Agent, in making the computations in Section 8.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

11.8	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipts be issued and Authenticated in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipts shall be void and of no value and effect until such actual execution.

11.9	Time of Essence

Time is and shall remain of the essence of this Agreement.

11.10	Termination

Subject to Section 6.3, once all of the deliveries and payments described in Article 3 have been made, this Agreement shall terminate and be of no further effect.

11.11	Force Majeure

No party hereto shall be liable to another party, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, pandemics, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is reasonably excusable under this Section 11.11.

11.12	Counterparts/Electronic Signatures

This Agreement may be executed (including by electronic signature) and delivered (including by electronic transmission or portable document format (PDF)) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. The electronic transmission or transmission by PDF of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

11.13	Language

The parties hereto confirm their express wish that this Agreement and all documents and instruments directly or indirectly relating hereto be drawn up in the English language. Les parties reconnaissent leur volonté expresse que la présente ainsi que tous les documents et instruments écrits s'y rattachant directement ou indirectement soient rédigés en anglais.

11.14	Amendment

Notwithstanding anything herein to the contrary, but subject to any additional applicable regulatory approval and the prior approval of the TSX, this Agreement may only be amended with the written consent of all parties hereto.

11.15	Severability

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

11.16	Assignment, Successors and Assigns

None of the parties hereto may assign its rights or interest under this Agreement, except as provided in Section 10.8 in the case of the Subscription Receipt Agent, or as provided in Section 6.10 in the case of the Corporation. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Éric Desaulniers
	Name:	Éric Desaulniers
	Title:	President and Chief Executive Officer

BMO NESBITT BURNS INC.

By:	/s/ Nikolas Asselin
	Name:	Nikolas Asselin
	Title:	Authorized Signatory
NATIONAL BANK FINANCIAL INC.

By:	/s/ Thomas Bachand
	Name:	Thomas Bachand
	Title:	Authorized Signatory

TSX TRUST COMPANY

By:	/s/ Sharo Moradi
	Name:	Sharo Moradi
	Title:	Authorized Signatory

By:	/s/ Karim Larbi Lyamani
	Name:	Karim Larbi Lyamani
	Title:	Authorized Signatory

[Signature page- Subscription Receipt Agreement]

This is Schedule "A" – to a Subscription Receipt Agreement made as of April 16, 2026 among Nouveau Monde Graphite Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TSX Trust Company

ESCROW RELEASE NOTICE AND DIRECTION

TO:	TSX TRUST COMPANY
AND TO:	BMO NESBITT BURNS INC. AND NATIONAL BANK FINANCIAL INC., EACH ON THEIR OWN BEHALF AND, COLLECTIVELY ON BEHALF OF THE OTHER UNDERWRITERS (AS DEFINED BELOW)

This Escrow Release Notice and Direction is being provided pursuant to Subsection 3.1(a) of the Subscription Receipt Agreement (the "Subscription Receipt Agreement") made as of April 16, 2026 among Nouveau Monde Graphite Inc. (the "Corporation"), BMO Nesbitt Burns Inc. and National Bank Financial Inc., each on their own behalf and, collectively on behalf of ATB Capital Markets Corp., H.C. Wainwright & Co., LLC, Maxim Group LLC and Roth Canada, Inc. (collectively, the "Underwriters"), and TSX Trust Company, as Subscription Receipt Agent. Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The Subscription Receipt Agent and the Bookrunners, on behalf of the Underwriters, are hereby notified by the Corporation that the Escrow Release Conditions have been satisfied without the prior occurrence of a Termination Event, all in accordance with the provisions of the Subscription Receipt Certificate (if any) and the Subscription Receipt Agreement.

Accordingly, the Subscription Receipt Agent is hereby irrevocably directed and authorized:

a)	to release to or to the order of the Corporation, the Escrowed Funds minus (i) an amount of $● for the Subscription Receipt Agent to pay the Escrowed Underwriters' Fee in accordance with Section 3.4 of the Subscription Receipt Agreement, in accordance with the provisions of the Subscription Receipt Certificate (if any) and the Subscription Receipt Agreement, and (ii) any expenses payable by the Corporation pursuant to Section 12.1 of the Underwriting Agreement, as applicable;

b)	to release to or to the order of the Bookrunners, on behalf of the Underwriters, the sum of $●, representing the Escrowed Underwriters' Fee, in accordance with the banking instructions provided at Appendix A of this Escrow Release Notice and Direction; and

c)	[to release to ● the sum of $●, representing any expenses payable by the Corporation pursuant to Section 12.1 of the Underwriting Agreement in accordance with the banking instructions provided at Appendix B of this Escrow Release Notice and Direction].

[signature page follows.]

DATED at [●], Québec, this [●] day of [●], 202[●].

NOUVEAU MONDE GRAPHITE INC.

By:
Name:
Title:

This is Schedule "B" to a Subscription Receipt Agreement made as of April 16, 2026 among Nouveau Monde Graphite Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TSX Trust Company

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

[Add for a Global Subscription Receipt][UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO NOUVEAU MONDE GRAPHITE INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

NOUVEAU MONDE GRAPHITE INC.

(a corporation existing under the Canada Business Corporations Act)
Number: [●] CUSIP/ISIN: [●] / [●]

THIS IS TO CERTIFY THAT CDS & Co. (the "holder") is the registered holder of [●] Subscription Receipts represented hereby.

Reference is made to the Subscription Receipt Agreement (the "Subscription Receipt Agreement") made as of April 16, 2026 among Nouveau Monde Graphite Inc. (the "Corporation"), BMO Nesbitt Burns Inc. and National Bank Financial Inc., each on their own behalf and, collectively on behalf of ATB Capital Markets Corp., H.C. Wainwright & Co., LLC, Maxim Group LLC and Roth Canada, Inc. (collectively, the "Underwriters"), and TSX Trust Company, as Subscription Receipt Agent. Capitalized terms used in the Subscription Receipt Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles the holder:

(a)	if the Subscription Receipts are exchanged and the underlying Common Shares are issued or deemed to be issued without the prior occurrence of a Termination Event, to receive, without payment of any additional consideration or further action on the part of the holder thereof, one fully paid and non-assessable Common Share; or

(b)	if a Termination Event has occurred, to receive an amount equal to the sum of the Issue Price and such holder's pro rata share of the Earned Interest, less applicable withholding taxes,

all in the manner and on the terms and conditions set out in the Subscription Receipt Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Subscription Receipt Agreement. Reference is hereby made to the Subscription Receipt Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Subscription Receipt Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Subscription Receipt Agreement and this Certificate, the terms of the Subscription Receipt Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a Shareholder or entitle such holder to any right or interest in respect thereof except as herein and in the Subscription Receipt Agreement expressly provided.

The Subscription Receipt Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Subscription Receipt Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Montréal time) on the earlier to occur of the date on which the underlying Common Shares are issued or deemed to be issued and the Termination Date (subject to settlement of trades).

Effective immediately after the Common Shares issued in exchange for the Subscription Receipts have been, or have been deemed to be, issued, the Subscription Receipts represented by this Certificate will be void and of no value or effect.

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of Québec and the laws of Canada applicable therein.

The holder hereof hereby acknowledges that he or she has consented to and required that this Certificate and all documents relating thereto, be drawn up in the English language. Le porteur de ce certificat de reçu de souscription reconnaît avoir accepté et exigé que le présent certificat et tous les documents s'y rapportant soient rédigés en langue anglaise seulement.

[Remainder of page left intentionally blank; signature page follows]

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by a duly authorized representative as of [●], 202[●].

NOUVEAU MONDE GRAPHITE INC.

By:
Name:
Title:

Countersigned by: TSX TRUST COMPANY, as Subscription Receipt Agent

By:
Name:
Title:

This is Schedule "C" to a Subscription Receipt Agreement made as of April 16, 2026 among Nouveau Monde Graphite Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TSX Trust Company

APPROVED BANKS

CANADIAN IMPERIAL BANK OF COMMERCE (CIBC)

BANK OF MONTREAL (BMO)

THE TORONTO-DOMINION BANK (TD)

This is Schedule "D" to a Subscription Receipt Agreement made as of April 16, 2026 among Nouveau Monde Graphite Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TSX Trust Company

FORM OF TRANSFER

TSX Trust Company

301-100 Adelaide Street West

Toronto, ON M5H 4H1

Attention: Stock Transfer

FOR VALUE RECEIVED, the undersigned: (i) hereby sells, assigns and transfers to _________________________ (print name and address of transferee), _______________ Subscription Receipts of NOUVEAU MONDE GRAPHITE INC. (the “Corporation”) registered in the name of the undersigned on the records maintained by TSX Trust Company represented by this Subscription Receipt Certificate or DRS Advice and irrevocably appoints ______________________ the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution; and (ii) confirms that the transfer is made in compliance with the Subscription Receipt Agreement, all applicable securities legislation and requirements of regulatory authorities.

In the case of a Subscription Receipt Certificate or DRS Advice that is held by a Qualified Institutional Buyer, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made only to the Corporation; or

☐	(B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act.

In the case of a Subscription Receipt Certificate that is held by a U.S. Accredited Investor, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made only to the Corporation;

☐	(B) the transfer is being made outside the United States in accordance with Regulation S under the U.S. Securities Act and the undersigned has provided the Corporation with any related documents requested by the Corporation in connection therewith; or

☐	(C) the transfer is being made in reliance upon another exemption or exclusion from the registration requirements of the U.S. Securities Act and, if requested by the Corporation, the undersigned has provided an opinion of counsel in connection therewith.

DATED this ____ day of_________________, 20___.

SPACE FOR GUARANTEES OF SIGNATURES (SEE INSTRUCTIONS BELOW)	) ) ) ) ) ) ) ) ) ) ) )
Guarantor’s Signature/Stamp		Signature of Transferor
Name of Transferor

CERTAIN REQUIREMENTS AND INSTRUCTIONS RELATING TO TRANSFERS – READ CAREFULLY

Any transfer of Subscription Receipts will require compliance with applicable securities legislation. Transferors and transferees are urged to contact legal counsel before effecting any such transfer. Any transfer of Subscription Receipts must also comply with the restrictions contained in the Constating Documents of the Corporation, the Subscription Agreement and the Subscription Receipt Agreement.

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Signature Guarantee obtained from an authorized officer of a Schedule I Canadian bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of a Schedule I Canadian bank or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of a Schedule I Canadian bank or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.